Exhibit (a)(41)

19 June 2007

Dear Shareholder

I would like to update you on developments regarding the CEMEX takeover offer, since I last wrote to you a month ago.

On 7 June, CEMEX announced that it had received acceptances for more than 50% of Rinker shares and thus declared its offer unconditional.

CEMEX, which now controls the composition of the Rinker board, asked all incumbent directors to resign in favour of CEMEX nominees.

As a result, today my fellow directors and I tendered our resignations. CEMEX nominees have been appointed in our place.  They are:

•              Hector Medina (Executive Vice President of Planning and Finance of CEMEX)

•              Juan Pablo San Agustin (Senior Vice President of Corporate Strategic Planning of CEMEX)

•              Ramiro Villarreal (General Counsel and Secretary of the Board of CEMEX)

•              Stephen Walker (a director of the bidding company, CEMEX Australia Pty Ltd.), and

•              Tommie Bergman, chairman of Cochlear Limited.

CEMEX has asked David Clarke to remain Chief Executive of Rinker for the time being.

Whether CEMEX acquires 100% of Rinker depends on whether it reaches the 90% acceptance level, prior to the close of the offer.  If it does, CEMEX will be entitled to compulsorily acquire all outstanding shares. If it does not, those of you who do not accept the offer will remain minority shareholders in Rinker. I have previously referred you to some of the potential consequences of being a minority shareholder.

As previously announced, my fellow directors and I recommend that shareholders accept the CEMEX offer, in the absence of a superior proposal.  We have agreed to accept the offer in relation to our own shareholdings.

The offer is currently scheduled to close on June 22, although CEMEX may extend the closing date.

On behalf of my fellow directors and the people of Rinker, I would like to thank you for being a shareholder.  We trust it has been a worthwhile investment for you.  We greatly appreciate your loyalty and support over the past four years.

It has been a privilege to be Chairman of such a great company.

We wish you all the best in the future.

Yours sincerely

John Morschel
Chairman

Rinker Group Limited | ABN 53 003 433 118

Tower B Level 8 | 799 Pacific Highway | Chatswood NSW 2067 | Australia

PO Box 5697 | West Chatswood NSW 1515 | Australia

Telephone +61(2) 9412 6600 | Facsimile +61(2) 9412 6601 | www.rinker.com.au